EXHIBIT 99.1

North American Construction Group Ltd. Announces Completion of $65 Million Offering of 5.50% Convertible Unsecured Subordinated Debentures

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE U.S.

ACHESON, Alberta, June 01, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or the “Company”) (TSX/NYSE: NOA) is pleased to announce the closing of its previously announced offering (the “Offering”) of 5.50% convertible unsecured subordinated debentures of the Company (the “Debentures”) for aggregate gross proceeds of $65.0 million. A syndicate of underwriters (the “Underwriters”) led by National Bank Financial Inc. and including Canaccord Genuity Corp., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., ATB Capital Markets Inc., BMO Nesbitt Burns Inc., and Raymond James Ltd. acted as underwriters for the Offering. The Debentures commence trading on the TSX today under the symbol NOA.DB.B.

In connection with the Offering, the Company has also granted the Underwriters an over-allotment option to purchase up to an additional $9.75 million aggregate principal amount of Debentures, on the same terms and conditions of the Offering, exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering.

NACG intends to use the net proceeds of the Offering primarily to repay senior indebtedness under the Company’s revolving credit facility, which revolving credit facility, and future borrowings under such credit facility, may continue to be used for general corporate purposes.

The Debentures have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to large resource-based companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

Forward-Looking Information

The information provided in this release contains forward-looking information and forward-looking statements (together, “forward-looking statements”). Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”, “continue”, “should”, “estimate”, “potential”, “likely”, “target” or similar expressions. The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2020 and the Company’s annual information form dated February 17, 2021. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.